MANAGEMENT’S DISCUSSION & ANALYSIS

INTRODUCTION
This discussion and analysis by management (“MD&A”) of West Fraser Timber Co. Ltd.’s (“West Fraser”, the “Company”, “we”, “us”, or “our”) financial performance for the three and nine months ended September 29, 2023 should be read in conjunction with: (i) our unaudited condensed consolidated interim financial statements and accompanying notes for the three and nine months ended September 29, 2023 (“Interim Financial Statements”); (ii) our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2022 (“Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"); and (iii) our related 2022 annual MD&A (“Annual MD&A”).
The Company’s fiscal year is the calendar year ending December 31. Effective January 1, 2023, the Company’s fiscal quarters are the 13-week periods ending on the last Friday of March, June, and September with the fourth quarter ending December 31. References to the three months ended September 29, 2023 and the third quarter of 2023 relate to the 13-week period ended September 29, 2023 and references to the nine months ended September 29, 2023 relate to the 39-week period ended September 29, 2023.
Unless otherwise indicated, the financial information contained in this MD&A is derived from our Interim Financial Statements, which have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. This MD&A uses various Non-GAAP and other specified financial measures, including “Adjusted EBITDA”, “Adjusted EBITDA by segment”, “available liquidity”, “total debt to capital ratio”, “net debt to capital ratio”, and “expected capital expenditures”. An explanation with respect to the use of these Non-GAAP and other specified financial measures is set out in the section titled “Non-GAAP and Other Specified Financial Measures”.
This MD&A includes statements and information that constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Please refer to the cautionary note titled “Forward-Looking Statements” for a discussion of these forward-looking statements and the risks that impact these forward-looking statements.
This MD&A uses capitalized terms, abbreviations and acronyms that are defined under “Glossary of Key Terms”. Dollar amounts are expressed in the United States (“U.S.”) currency unless otherwise indicated. Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts. The information in this MD&A is as at October 25, 2023 unless otherwise indicated.

OUR BUSINESS AND STRATEGY
West Fraser is a diversified wood products company with facilities in Canada, the U.S., the U.K. and Europe, manufacturing, selling, marketing and distributing lumber, engineered wood products (OSB, LVL, MDF, plywood, particleboard), pulp, newsprint, wood chips and other residuals and renewable energy. Our business is comprised of 34 lumber mills, 15 OSB facilities, 6 renewable energy facilities, 5 pulp and paper mills (as at September 29, 2023, three of our pulp mills are held for sale), 3 plywood facilities, 3 MDF facilities, 2 particleboard facilities, 1 LVL facility, 1 treated wood facility, and 1 veneer facility.
Our goal at West Fraser is to generate strong financial results through the business cycle, supported by robust product and geographic diversity, and relying on our committed workforce, the quality of our assets and our well-established people and culture. This culture emphasizes cost control in all aspects of the business and operating in a responsible, sustainable, financially conservative and prudent manner.
The North American wood products industry is cyclical and periodically faces difficult market conditions. Our earnings are sensitive to changes in world economic conditions, primarily those in North America, Asia and Europe and particularly to the U.S. housing market for new construction and repair and renovation spending. Most of our revenues are from sales of commodity products for which prices are sensitive to variations in supply and demand. As many of our costs are denominated in Canadian dollars, British pounds sterling and Euros, exchange rate fluctuations of the Canadian dollar, British pound sterling and Euro against the United States dollar can and are anticipated to be a significant source of earnings volatility for us.
West Fraser strives to make sustainability a central principle upon which we and our people operate, and we believe the Company’s renewable building materials that sequester carbon are a truly natural solution in the fight against climate change. There are numerous government initiatives and proposals globally to address climate-related issues. Within the jurisdictions of West Fraser’s operations, some of these initiatives would regulate, and do regulate and/or tax the production of carbon dioxide and other greenhouse gases to facilitate the reduction of carbon emissions, providing incentives to produce and use cleaner energy. In April 2023, the Science Based Targets Initiative (“SBTi”) completed its validation of the science-based targets we set in the first quarter of 2022. This validation further supports West Fraser’s plan to achieve near-term greenhouse gas (“GHG”) reductions across all our operations located in the United States, Canada, U.K. and Europe.
We believe that maintaining a strong balance sheet and liquidity profile, along with our investment-grade debt rating, enables us to execute a balanced capital allocation strategy. Our goal is to reinvest in our operations across all market cycles to strategically enhance productivity, product mix, and capacity and to maintain a leading cost position. We believe that a strong balance sheet also provides the financial flexibility to capitalize on growth opportunities, including the pursuit of opportunistic acquisitions and larger-scale strategic growth initiatives, and is a key tool in managing our business over the long term including returning capital to shareholders.

RECENT DEVELOPMENTS
Markets
In North America, changes in new home construction activity in the U.S. are a significant driver of lumber and OSB demand. According to the U.S. Census Bureau, the seasonally adjusted annualized rate of U.S. housing starts was 1.36 million units in September 2023, with permits issued of 1.47 million units. While this level of new construction is below U.S. housing starts of 1.55 million units in 2022, it remains above pre-pandemic levels, presumably as the strength of consumers, labour markets and the broader economy have helped to offset the U.S. Federal Reserve interest rate hiking cycle initiated early last year, which has negatively impacted housing affordability. With easing inflationary price pressures, central bankers across North America have suggested that the current rate hiking cycle may be nearing an end. Further, low supply of existing homes for sale and a large cohort of the population entering the typical home buying age demographic are expected to support core longer-term demand for home construction activity. Notwithstanding these factors, should the economy and employment slow more broadly, interest rates increase or stay higher for an extended period or housing prices not adjust sufficiently lower in the face of higher mortgage rates, housing affordability may continue to be impacted, which could reduce near-term demand for new home construction and thus near-term demand for our wood-based building products.
In the third quarter, demand for our products used in repair and remodelling applications continued to moderate from the elevated levels seen in recent years. There is risk that historically low levels of existing home sales and persistent cost inflation will put downward pressure on short-term repair and remodelling demand, consistent with near-term industry forecasts for repair and remodelling spending. However, over the medium and longer term an aging housing stock and stabilization of inflation and interest rates are expected to continue to drive renovation and repair spending that supports growth in lumber, plywood and OSB demand.
In terms of supply fundamentals, significant lumber capacity announcements in the U.S. South have not translated into a meaningful increase in overall domestic supply given contraction in capacity in other key lumber producing regions of North America. Also, more recently, demand from offshore markets for North American lumber has declined, resulting in more domestically produced lumber remaining in the continent. Year-to-date imports of lumber from Europe remain higher year-over-year but the rate of imports has showed signs of slowing in recent months. Should these imports trend higher, the rebalancing of supply and demand for lumber products in North America may experience an extended time to recovery, particularly for SPF products that compete more directly with European lumber imports.
Demand for our pulp products experienced weakness early in the third quarter before showing signs of recovery later in the period as demand for paper in China showed signs of strength from seasonal summer lows. This recovery in pulp demand has continued early into the fourth quarter.

Sale of Quesnel River Pulp mill and Slave Lake Pulp mill
On September 22, 2023, we announced an agreement to sell our two bleached chemithermomechanical pulp (“BCTMP”) mills, Quesnel River Pulp mill in Quesnel, B.C. and Slave Lake Pulp mill in Slave Lake, Alberta to an affiliate of Atlas Holdings (“Atlas”).
Under the terms of the agreement, Atlas will purchase specified assets, including property, plant and equipment, working capital, certain timber licenses in Alberta, and assume certain liabilities related to the mills and timber licenses in exchange for a base purchase price of $120 million prior to working capital adjustments specified in the asset purchase agreement.

Pursuant to the transaction, we will continue to supply fibre to the Quesnel River Pulp mill under long-term contract. The transaction is anticipated to close following successful completion of customary regulatory reviews and satisfaction of customary conditions. Activities in respect of the closing conditions are proceeding and we anticipate closing the transaction in early 2024.
Fourth Administrative Review (“AR4”) Duty Rates
On August 1, 2023, the USDOC issued its final duty rates for the AR4 POI for January 1, 2021 to December 31, 2021. An amended antidumping rate was issued on September 7, 2023, and was retroactively applied to August 1, 2023. The details on the final rates and the impact on our earnings are under the section “Discussion & Analysis by Product Segment - Lumber Segment - Softwood Lumber Dispute”. The cash deposit rate for SPF lumber shipments from Canada to the U.S. on or after August 1, 2023 is a combined 9.25%. These are the cash deposit rates until the USDOC finalizes AR5 for the POI dated January 1, 2022 to December 31, 2022.
Planned Acquisition of Spray Lake Sawmills
On September 6, 2023, we announced an agreement to acquire Spray Lake Sawmills located in Cochrane, Alberta for CAD$140 million, subject to certain post-closing adjustments. The transaction is expected to close following completion of Canadian regulatory reviews and satisfaction of customary conditions. Activities in respect of the closing conditions are proceeding and we anticipate closing the transaction by the end of the year.
Senior Leadership Transition Plan
On August 9, 2023, we announced that Ray Ferris, our President and Chief Executive Officer, plans to retire on December 31, 2023 and that Sean McLaren, our current Chief Operating Officer, will be appointed as our new President and Chief Executive Officer effective January 1, 2024.

THIRD QUARTER RESULTS

Summary Results ($ millions)	Q3-23	Q2-23	YTD-23	Q3-22	YTD-22
Earnings
Sales	$1,705	$1,608	$4,940	$2,088	$8,085
Cost of products sold	(1,128)	(1,194)	(3,568)	(1,371)	(3,933)
Freight and other distribution costs	(217)	(230)	(682)	(260)	(755)
Export duties, net	39	(25)	—	53	10
Amortization	(132)	(135)	(405)	(140)	(441)
Selling, general and administration	(73)	(78)	(227)	(84)	(265)
Equity-based compensation	4	(12)	(11)	(5)	1
Restructuring and impairment charges	(13)	(129)	(145)	—	(13)
Operating earnings	184	(196)	(97)	281	2,689
Finance income (expense), net	21	9	37	3	(7)
Other income	11	10	35	12	36
Tax (provision) recovery	(56)	46	11	(80)	(650)
Earnings	$159	$(131)	$(14)	$216	$2,068

Adjusted EBITDA[1]	$325	$80	$464	$426	$3,142
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Selected Quarterly Amounts ($ millions, unless otherwise indicated)	Q3-23	Q2-23	Q1-23	Q4-22	Q3-22	Q2-22	Q1-22	Q4-21
Sales	$1,705	$1,608	$1,627	$1,615	$2,088	$2,887	$3,110	$2,038
Earnings	$159	$(131)	$(42)	$(94)	$216	$762	$1,090	$334
Basic EPS (dollars)	1.91	(1.57)	(0.50)	(1.12)	2.50	7.66	10.35	3.13
Diluted EPS (dollars)	1.81	(1.57)	(0.52)	(1.13)	2.50	7.59	10.25	3.13
Pricing for our products improved through Q4-21 and Q1-22, although these pricing gains were offset in part by lower shipments as a result of constraints on transportation availability. Subsequent decreases in sales and earnings through Q1-23 were driven primarily by decreases in lumber and OSB pricing and inventory write-downs. Earnings in Q2-23 were impacted by lower product pricing and maintenance-related costs and downtime in our pulp segment, incremental production curtailments in our Canadian lumber operations, and impairment charges, offset in part by higher OSB pricing in North America. Earnings improved in Q3-23, driven primarily by continued improvements in OSB pricing, lower impairment charges, the impacts of AR4 finalization, and lower maintenance-related expenditures in our pulp segment.

Discussion & Analysis by Product Segment
Lumber Segment

Lumber Segment Earnings ($ millions unless otherwise indicated)	Q3-23	Q2-23	YTD-23	Q3-22	YTD-22
Sales
Lumber	$613	$643	$1,906	$831	$3,466
Wood chips and other residuals	68	75	221	84	236
Logs and other	15	10	53	20	60
	697	728	2,180	935	3,762
Cost of products sold	(551)	(547)	(1,694)	(665)	(1,882)
Freight and other distribution costs	(100)	(105)	(312)	(118)	(343)
Export duties, net	39	(25)	—	53	10
Amortization	(46)	(44)	(137)	(45)	(135)
Selling, general and administration	(41)	(41)	(121)	(45)	(142)
Restructuring and impairment charges	—	(7)	(9)	—	—
Operating earnings	$(2)	$(41)	$(92)	$115	$1,270

Adjusted EBITDA[1]	$44	$10	$53	$160	$1,405

SPF (MMfbm)
Production	693	618	2,000	649	2,041
Shipments	678	685	2,054	714	2,123
SYP (MMfbm)
Production	709	743	2,205	765	2,311
Shipments	704	750	2,220	764	2,323
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Sales and Shipments
Lumber sales decreased versus all comparative periods. Lumber sales decreased versus Q2-23 due primarily to lower SYP shipment volumes and product pricing, offset in part by higher SPF product pricing. Lumber sales decreased versus Q3-22 and YTD-22 due to lower product pricing and, to a lesser extent, lower shipment volumes.
SPF lumber pricing increased compared to Q2-23 while SYP lumber pricing decreased compared to Q2-23. Both SPF and SYP lumber pricing decreased significantly compared to Q3-22 and YTD-22. The overall price variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $5 million compared to Q2-23, a decrease of $172 million compared to Q3-22 and a decrease of $1,496 million compared to YTD-22.
SPF shipment volumes were comparable to Q2-23. SPF shipment volumes decreased versus Q3-22 and YTD-22 due primarily to reductions in production volumes, discussed further in the section below.
SYP shipment volumes decreased versus all comparative periods due primarily to reductions in production volumes, discussed further in the section below.
The overall volume variance resulted in a decrease in operating earnings and Adjusted EBITDA of $3 million compared to Q2-23, a decrease of $5 million compared to Q3-22, and a nominal decrease compared to YTD-22.

SPF Sales by Destination	Q3-23		Q2-23		YTD-23		Q3-22		YTD-22
	MMfbm	%	MMfbm	%	MMfbm	%	MMfbm	%	MMfbm	%
U.S.	454	67%	455	66%	1,372	67%	481	67%	1,408	66%
Canada	210	31%	212	31%	635	31%	213	30%	624	29%
Other	14	2%	18	3%	47	2%	20	3%	91	5%
	678		685		2,054		714		2,123
We ship SPF to several export markets, while our SYP sales are almost entirely within the U.S. The relative proportion of shipments of SPF by destination remained broadly comparable versus comparative periods. Exports of SPF outside North America have declined in recent periods due to reduced exports of low-grade lumber to China.
Wood chip and other residual sales decreased versus comparative periods due primarily to reduced production volumes. Logs and other revenue increased versus Q2-23 as log harvesting was curtailed during the second quarter due to seasonal wet and inaccessible land conditions.
Costs and Production
SPF production volumes increased compared to Q2-23 due primarily to higher production from our B.C. sawmills, which were impacted by production curtailments to manage inventory levels in Q2-23. SPF production volumes increased compared to Q3-22 due primarily to higher production from our Alberta mills, which were impacted by production curtailments to manage inventory levels in Q3-22.
SPF production volumes decreased compared to YTD-22 due primarily to the previously announced permanent curtailment of one shift at our Fraser Lake and Williams Lake sawmills located in B.C.
SYP production decreased compared to Q2-23 due primarily to incremental production curtailments to manage inventory levels and planned outages for capital upgrades. SYP production volumes decreased compared to Q3-22 and YTD-22 due primarily to the indefinite curtailment of operations at our sawmill in Perry, Florida and incremental production curtailments to manage inventory. Severe weather impacting Florida and Georgia in Q3-23 also contributed to the reduction versus comparative periods.
Costs of products sold were comparable to Q2-23 despite lower shipment volumes and lower costs of SPF logs consumed due to a $35 million unfavourable impact relating to inventory valuation adjustments and higher SYP unit manufacturing costs. Q2-23 benefited from a release of inventory valuation reserves whereas similar adjustments did not occur in Q3-23. Inventory valuation reserves saw a significant decrease in Q2-23 driven primarily by seasonal consumption of log inventory.
Costs of products sold decreased compared to Q3-22 and YTD-22 due primarily to lower SPF log costs and lower shipment volumes. A $36 million favourable impact relating to inventory valuation adjustments was also a contributing factor in the comparison to YTD-22. As discussed above, Q2-23 benefited from a release of inventory valuation reserves recorded in Q4-22 whereas inventory valuation reserves remained broadly consistent in YTD-22.
Most of our SPF log requirements are harvested from crown lands owned by the provinces of B.C. or Alberta. B.C.’s stumpage system is tied to reported lumber prices, with a time lag, and publicly auctioned timber harvesting rights. Alberta’s stumpage system is correlated to published lumber prices with a shorter time lag.
Logging resumed during the quarter after a seasonal slowdown in the second quarter due to wet and inaccessible land conditions. The cost of SPF logs consumed decreased compared to Q2-23 due primarily to lower B.C. stumpage and purchased wood costs, offset in part by higher hauling costs in Alberta. The Q2-23 costs of logs consumed were largely determined by the cost of the logs on hand at Q1-23. In comparison to Q3-22 and YTD-22, SPF log costs decreased due to lower stumpage rates in Alberta and B.C. Lower B.C. purchased log costs was also a contributing factor in the comparison to YTD-22.
SPF unit manufacturing costs were broadly consistent compared to Q2-23. SPF unit manufacturing costs decreased compared to Q3-22 and YTD-22 due to lower labour, energy, and repairs and maintenance costs.

SYP log costs were broadly consistent compared to Q2-23. Reduced demand for logs in 2023 resulted in lower SYP log costs compared to Q3-22 and YTD-22.
SYP unit manufacturing costs increased versus comparative periods due primarily to lower production in the current period and higher maintenance and labour costs, including costs associated with capital project implementations.
Freight and other distribution costs decreased versus comparative periods due to lower shipment volumes. Lower trucking rates was also a significant driver in the comparison to Q3-22 and YTD-22.
We recorded an export duty recovery in Q3-23, which included a recovery of $62 million related to the USDOC finalization of the AR4 duty rates. The recovery primarily represents the difference between the final CVD rate of 2.19% and the CVD cash deposit rates paid on shipments of SPF lumber to the U.S. during AR4, which ranged from 5.06% to 7.57%.
We recorded an export duty recovery in Q3-22 and YTD-22, which included a recovery of $81 million related to the USDOC finalization of the AR3 duty rates. The recovery primarily represents the difference between the final CVD rate of 3.62% and the cash deposit rates paid on shipments of SPF lumber to the U.S. during AR3, which ranged from 7.57% to 17.99%.
Export duties, net decreased compared to Q2-23 as a larger adjustment to the estimated annualized duty rate was recorded in Q2-23. Export duties, net decreased compared to Q3-22 and YTD-22 due to lower shipment volumes to the U.S. and lower pricing, offset in part by higher estimated duty rates.
The following table reconciles our cash deposits paid during the period to the amount recorded in our earnings statement:

Duty impact on earnings ($ millions)	Q3-23	Q2-23	YTD-23	Q3-22	YTD-22
Cash deposits paid[1]	(14)	(13)	(40)	(23)	(105)
Adjust to West Fraser Estimated ADD rate[2]	(9)	(12)	(22)	(5)	34
Export duties, net	(23)	(25)	(62)	(28)	(71)
Duty recovery attributable to AR3[3]	—	—	—	81	81
Duty recovery attributable to AR4[4]	62	—	62	—	—
Export duty (expense) recovery	39	(25)	—	53	10
Interest income on duty deposits	14	3	21	7	6
1.Represents combined CVD and ADD cash deposit rate of 9.25% for August 1 to September 29, 2023, 8.25% for January 1 to July 31, 2023 and 11.12% for January 1 to January 9, 2022, 11.14% for January 10 to August 8, 2022, and 8.25% from August 9 to December 31, 2022.
2.Represents adjustment to the annualized West Fraser Estimated ADD rate of 10.40% for Q3-23 and YTD-23, 9.27% for Q2-23, and 2.23% for Q3-22 and YTD-22.
3.$81 million represents the duty recovery attributable to the finalization of the AR3 duty rates for the 2020 POI. The final CVD rate was 3.62% and the final ADD rate was 4.63% for AR3.
4.$62 million represents the duty recovery attributable to the finalization of the AR4 duty rates for the 2021 POI. The final CVD rate was 2.19% and the final ADD rate was 7.06% for AR4.
Included in the $371 million of export duties receivable recorded as of September 29, 2023 are cash deposits in excess of duty rates of $353 million for each POI where the USDOC has finalized the AR.
Amortization expense was comparable versus comparative periods.
Selling, general and administration costs were comparable to Q2-23. Selling, general and administration costs decreased compared to Q3-22 and YTD-22 due primarily to lower variable compensation costs, offset in part by annual salary increases.
Operating earnings for the Lumber Segment increased by $39 million compared to Q2-23, decreased by $117 million compared to Q3-22 and decreased by $1,362 million compared to YTD-22 for the reasons explained above.
Adjusted EBITDA for the Lumber Segment increased by $32 million compared to Q2-23, decreased by $116 million compared to Q3-22 and decreased by $1,352 million compared to YTD-22. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q2-23 to Q3-23	Q3-22 to Q3-23	YTD-22 to YTD-23
Adjusted EBITDA - comparative period	$10	$160	$1,405
Price	(5)	(172)	(1,496)
Volume	(3)	(5)	—
Changes in export duties	64	(15)	(10)
Changes in costs	16	92	138
Impact of inventory write-downs	(35)	2	36
Other	(3)	(18)	(20)
Adjusted EBITDA - current period	$44	$44	$53
Softwood Lumber Dispute
On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.
Developments in CVD and ADD rates
We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the USDOC. The CVD and ADD cash deposit rates are updated based on the USDOC’s AR for each POI.
The Cash Deposit Rates and the West Fraser Estimated ADD Rate for the periods presented are as follows:

Effective dates for CVD	Cash Deposit Rate
AR5 POI[1]
January 1, 2022 – January 9, 2022	5.06%
January 10, 2022 – August 8, 2022	5.08%
August 9, 2022 - September 30, 2022	3.62%
AR6 POI[2]
January 1, 2023 - July 31, 2023	3.62%
August 1, 2023 - September 29, 2023	2.19%
1.The CVD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
2.The CVD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.

Effective dates for ADD	Cash Deposit Rate	West Fraser Estimated Rate
AR5 POI[1]
January 1, 2022 - August 8, 2022	6.06%	2.23%
August 9, 2022 - September 30, 2022	4.63%	2.23%
AR6 POI[2]
January 1, 2023 - July 31, 2023	4.63%	10.40%
August 1, 2023 - September 29, 2023[3]	7.06%	10.40%
1.The ADD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
2.The ADD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.
3.On September 7, 2023, the USDOC amended West Fraser’s ADD finalized rate to 7.06%. The amendment rate was retroactively applied to August 1, 2023.

Accounting policy for duties
The CVD and ADD rates apply retroactively for each POI. We record CVD as export duty expense at the cash deposit rate until an AR finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and a similar calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cash deposits paid and the export duty expense recognized for each POI is recorded on our balance sheet as export duty deposits receivable or payable.
The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable, net of any interest expense on our duty deposits payable, based on this rate.
Appeals
Our 2022 annual MD&A includes additional details on Softwood Lumber Dispute appeals.
Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeals processes are concluded.
North America Engineered Wood Products Segment

NA EWP Segment Earnings ($ millions unless otherwise indicated)	Q3-23	Q2-23	YTD-23	Q3-22	YTD-22
Sales
OSB	$627	$470	$1,482	$596	$2,557
Plywood, LVL and MDF	145	154	450	194	603
Wood chips, logs and other	5	4	16	8	20
	777	629	1,948	798	3,180
Cost of products sold	(386)	(394)	(1,184)	(468)	(1,280)
Freight and other distribution costs	(80)	(87)	(248)	(92)	(253)
Amortization	(67)	(68)	(204)	(71)	(232)
Selling, general and administration	(22)	(21)	(69)	(23)	(79)
Operating earnings	$222	$58	$242	$144	$1,336

Adjusted EBITDA[1]	$289	$126	$446	$215	$1,568

OSB (MMsf 3/8” basis)
Production	1,606	1,634	4,798	1,560	4,667
Shipments	1,589	1,652	4,794	1,600	4,597
Plywood (MMsf 3/8” basis)
Production	182	183	544	194	554
Shipments	178	206	547	193	526
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Our NA EWP segment includes our North American OSB, plywood, MDF, and LVL operations.
Sales and Shipments
Sales increased compared to Q2-23 due primarily to higher OSB pricing offset in part by lower OSB shipment volumes. Sales decreased compared to Q3-22 due to lower shipment volumes and lower plywood and MDF pricing, offset in part by higher OSB pricing. Sales decreased compared to YTD-22 due primarily to lower OSB and plywood pricing.
The price variance resulted in an increase in earnings before tax and Adjusted EBITDA of $184 million compared to Q2-23, an increase of $10 million compared to Q3-22 and a decrease of $1,254 million compared to YTD-22.

OSB shipment volumes decreased compared to Q2-23 due to lower production, discussed further in the section below. OSB shipment volumes in Q3-22 and YTD-22 were impacted by the limited availability of railcars to service our Western Canada and Ontario production locations in the first half of the year. As a result, OSB shipment volumes in YTD-22 were constrained and inventory was drawn down in Q3-22 as railcar availability improved.
We shipped more plywood than we produced in Q2-23, leading to an increase in shipment volumes compared to YTD-22 and a decrease in shipment volumes comparing Q3-23 to Q2-23. Plywood shipment volumes decreased compared to Q3-22 due primarily to lower production volumes, discussed further in the section below.
The volume variance resulted in a decrease in operating earnings and Adjusted EBITDA of $5 million compared to Q2-23, a decrease of $1 million compared to Q3-22, and an increase of $6 million compared to YTD-22.
Costs and Production
OSB production volumes decreased compared to Q2-23 due primarily to maintenance downtime. OSB production volumes increased compared to Q3-22 and YTD-22 due to improved productivity, lower maintenance downtime, and the ramp-up of our Allendale, South Carolina mill. In addition, our prior year operating schedules were impacted by curtailments to manage inventory levels as a result of transportation disruptions.
Plywood production volumes were comparable to Q2-23. Plywood production volumes decreased compared to Q3-22 and YTD-22 due to the impacts of the previously announced permanent curtailment of one shift at our plywood mill located in Quesnel, B.C.
Costs of products sold decreased versus Q2-23 due primarily to lower shipment volumes, offset in part by a $18 million unfavourable variance relating to inventory valuation benefits recorded in Q2-23.
Costs of products sold decreased versus Q3-22 due to lower resin, energy, and fibre costs, lower variable compensation costs, and lower shipment volumes. Improved productivity and the strengthening of the USD against the CAD were also contributing factors. Costs of products sold decreased versus YTD-22 for the same reasons outlined, offset in part by higher OSB and plywood shipment volumes. The impact of changes in inventory reserves on costs of products sold was not significant comparing YTD-23 to YTD-22.
Q2-23 benefited from a reversal of inventory valuation reserves whereas similar adjustments did not occur in Q3-23. Inventory valuation reserves were recorded against our OSB inventory at Q1-23 due to low product pricing at period-end. Substantially all of these inventory valuation reserves were released in Q2-23 as product pricing increased.
Costs of products sold includes the impact of incremental Allendale startup costs incurred in the current year. The YTD-23 NA EWP segment results include $13 million incurred through the second quarter in connection with the preparation of the Allendale, South Carolina mill for startup.
Freight and other distribution costs decreased compared to Q2-23 due primarily to lower OSB shipment volumes. Freight and other distribution costs decreased compared to Q3-22 due primarily to lower trucking rates. Freight and other distribution costs decreased compared to YTD-22 due primarily to lower trucking rates and the impact of substitution between rail and trucking services.
Amortization expense was comparable to Q2-23. Amortization expense decreased versus Q3-22 and YTD-22 as certain assets reached the end of their useful lives.
Selling, general and administration costs were comparable to Q2-23. Selling, general and administration costs decreased compared to Q3-22 and YTD-22 due primarily to lower variable compensation costs, offset in part by annual salary increases.
Operating earnings for the NA EWP Segment increased by $164 million compared to Q2-23, increased by $78 million compared to Q3-22, and decreased by $1,094 million from YTD-22 due to the reasons explained above.
Adjusted EBITDA for the NA EWP Segment increased by $163 million compared to Q2-23, increased by $74 million compared to Q3-22, and decreased by $1,122 million from YTD-22. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q2-23 to Q3-23	Q3-22 to Q3-23	YTD-22 to YTD-23
Adjusted EBITDA - comparative period	$126	$215	$1,568
Price	184	10	(1,254)
Volume	(5)	(1)	6
Changes in costs	3	67	126
Impact of inventory write-downs	(18)	—	3
Other	(1)	(2)	(3)
Adjusted EBITDA - current period	$289	$289	$446

Pulp & Paper Segment

Pulp & Paper Segment Earnings ($ millions unless otherwise indicated)	Q3-23	Q2-23	YTD-23	Q3-22	YTD-22
Sales	$128	$138	$464	$233	$617
Cost of products sold	(107)	(177)	(435)	(155)	(460)
Freight and other distribution costs	(27)	(28)	(89)	(41)	(122)
Amortization	(4)	(8)	(21)	(9)	(26)
Selling, general and administration	(6)	(7)	(19)	(8)	(24)
Restructuring and impairment charges	(13)	(122)	(136)	—	(13)
Operating earnings	$(29)	$(204)	$(236)	$20	$(28)

Adjusted EBITDA[1]	$(12)	$(74)	$(78)	$29	$11

Pulp (Mtonnes)
Production	232	187	654	255	719
Shipments	206	214	669	256	751
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Sales and Shipments
Sales decreased compared to Q2-23 due to lower pulp pricing and lower shipment volumes from our BCTMP mills, offset in part by higher shipment volume from our Cariboo pulp mill. Sales decreased compared to Q3-22 and YTD-22 due primarily to lower pulp pricing and the volume impact of the transition of our Hinton pulp mill to UKP.
The price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $5 million compared to Q2-23, a decrease of $70 million compared to Q3-22, and a decrease of $95 million compared to YTD-22.
Pulp shipment volumes decreased compared to Q2-23 due to the impact of a labour dispute at B.C. ports, which impacted our ability to ship our products to overseas customers during July, and the impact of maintenance downtime in Q2-23. Pulp shipments decreased compared to Q3-22 and YTD-22 due primarily to reduction in production volumes, discussed further in the section below.
The volume variance resulted in an increase in operating earnings and Adjusted EBITDA of $3 million compared to Q2-23, an increase of $7 million compared to Q3-22, and an increase of $7 million compared to YTD-22.
Costs and Production
Pulp production volumes increased compared to Q2-23. Q2-23 production volumes were impacted by planned maintenance downtime at our Hinton pulp mill and the previously announced fibre-related curtailment of our Cariboo pulp mill. Production volumes at our BCTMP mills were also adversely impacted in Q2-23 by planned maintenance downtime and incremental curtailments related to high power prices in Alberta.

Pulp production volumes decreased compared to Q3-22 due primarily to the impact of transitioning our Hinton pulp mill to single-line production of UKP. The impact of incremental production curtailments taken in the current period to manage inventory and power prices in Alberta was also a contributing factor.
Pulp production volumes decreased compared to YTD-22 due primarily to the impact of transitioning our Hinton pulp mill and the fibre-related curtailment of our Cariboo pulp mill, offset in part by a recovery of volumes lost in the prior year due to reductions in operating schedules taken as a result of transportation disruptions, in particular for our BCTMP mills.
Costs of products sold decreased compared to Q2-23 due to a $33 million favourable impact relating to inventory write-downs recorded in Q2-23, lower maintenance expenditures, and lower shipment volumes. Costs of products sold decreased compared to Q3-22 due primarily to lower shipment volumes, a $13 million favourable impact relating to inventory write-downs, lower fibre costs driven by lower pulp product pricing, and lower spend on chemicals and energy as a result of the Hinton pulp mill transition and Alberta power-related curtailments respectively. Costs of products sold decreased compared to YTD-22 due primarily to lower shipment volumes and lower spend on chemicals, energy, and labour, offset in part by a $19 million unfavourable impact relating to inventory write-downs and higher maintenance expenditures in the current year.
The magnitude of the decrease in product pricing in Q2-23 drove significant inventory valuation reserves against finished goods as well as raw materials like pulp logs and chips. A portion of these inventory valuation reserves were released in Q3-23 as product pricing improved later in the quarter.
Freight and other distribution costs generally trended with changes in shipment volumes. Lower ocean freight costs contributed to the decrease compared to Q3-22 and YTD-22.
The decrease in amortization expense versus comparative periods relates to the write-down of property, plant and equipment associated with the Hinton pulp mill in Q2-23.
Selling, general, and administration costs were similar to Q2-23. Selling, general and administration costs decreased compared to Q3-22 and YTD-22 due primarily to lower variable compensation costs, offset in part by annual salary increases.
In Q3-23, we recorded impairment losses of $17 million in relation to the sale of the Quesnel River Pulp mill and Slave Lake Pulp mill (see “Recent Developments - Quesnel River Pulp mill and Slave Lake Pulp mill”).
In YTD-23, we recorded impairment losses of $118 million in relation to the sale of the Hinton pulp mill. We recorded impairment charges of $122 million during Q2-23 and a reversal of $4 million upon remeasurement of estimated working capital adjustments specified in the asset purchase agreement.
Impairment charges of $13 million were recorded in Q1-22 related to equipment that was decommissioned as part of the transition of the Hinton pulp mill to UKP.
Operating earnings for the Pulp & Paper Segment increased by $175 million compared to Q2-23, decreased by $49 million compared to Q3-22, and decreased by $208 million from YTD-22 due to the reasons explained above.
Adjusted EBITDA for the Pulp & Paper Segment increased by $62 million compared to Q2-23, decreased by $41 million compared to Q3-22, and decreased by $89 million from YTD-22. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q2-23 to Q3-23	Q3-22 to Q3-23	YTD-22 to YTD-23
Adjusted EBITDA - comparative period	$(74)	$29	$11
Price	(5)	(70)	(95)
Volume	3	7	7
Changes in costs	32	9	10
Impact of inventory write-downs	33	13	(19)
Other	(1)	—	8
Adjusted EBITDA - current period	$(12)	$(12)	$(78)
The Hinton pulp mill, Quesnel River Pulp Mill, and Slave Lake Pulp mill held for sale comprise a significant proportion of the Pulp & Paper segment’s sales and operating earnings.

($ millions)	Q3-23	Q2-23	YTD-23	2022
Sales relating to pulp mills held for sale	$80	$102	$323	$585
Operating earnings (losses) relating to pulp mills held for sale[1]	$(35)	$(198)	$(236)	$(39)
1.Operating earnings (losses) include impairment losses of $13 million for Q3-23, $122 million for Q2-23, $135 million for YTD-23 and $13 million for 2022.
Europe Engineered Wood Products Segment

Europe EWP Segment Earnings ($ millions unless otherwise indicated)	Q3-23	Q2-23	YTD-23	Q3-22	YTD-22
Sales	$121	$136	$417	$149	$597
Cost of products sold	(101)	(99)	(322)	(110)	(382)
Freight and other distribution costs	(10)	(11)	(33)	(9)	(37)
Amortization	(12)	(12)	(36)	(12)	(41)
Selling, general and administration	(6)	(7)	(18)	(6)	(22)
Operating earnings	$(8)	$7	$7	$12	$115

Adjusted EBITDA[1]	$4	$19	$43	$24	$156

OSB (MMsf 3/8” basis)
Production	235	279	803	208	770
Shipments	245	258	797	202	776

GBP - USD exchange rate
Closing rate	1.22	1.27	1.22	1.10	1.10
Average rate	1.27	1.24	1.24	1.18	1.26
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Our Europe EWP segment includes our U.K. and Belgium OSB, MDF, and particleboard operations. Revenues and expenses of our European operations, which have British pound sterling and Euro functional currencies, are translated at the average rate of exchange prevailing during the period.
Sales and Shipments
Sales decreased compared to Q2-23 due to lower product pricing in local currency terms and, to a lesser extent, lower shipment volumes. Sales decreased compared to Q3-22 due to lower product pricing in local currency terms, offset in part by the strengthening of the GBP against the USD. The impact of lower shipment volumes of MDF and particleboard partially offset the impact of higher shipment volumes of OSB. Sales decreased compared to YTD-22 due to lower product pricing in local currency terms and lower shipment volumes of MDF and particleboard.

The price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $11 million compared to Q2-23, a decrease of $34 million compared to Q3-22 and a decrease of $101 million from YTD-22. The price variance represents the impact of changes in product pricing in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against the USD presented under Other in the Adjusted EBITDA variance table.
Shipment volumes decreased compared to Q2-23 due to weaker demand. Shipment volumes of OSB increased compared to Q3-22 as Q3-22 shipment volumes were adversely impacted by the impacts of customer destocking. Shipment volumes of MDF and particleboard are highly correlated to home building activity and decreased significantly compared to both Q3-22 and YTD-22 due to weaker demand driven by higher interest rates over the past year.
The volume variance resulted in a decrease in operating earnings and Adjusted EBITDA of $6 million compared to Q2-23, a decrease of $2 million compared to Q3-22 and a decrease of $25 million compared to YTD-22, a significant portion of which is attributable to lower shipment volumes of MDF and particleboard.
Costs and Production
Production volumes decreased compared to Q2-23 due to production curtailments taken to manage inventory levels in the current period. OSB production volumes increased compared to Q3-22 and YTD-22 as there were more production curtailments taken in Q3-22 than in Q3-23. Particleboard and MDF production decreased compared to Q3-22 and YTD-22 due to production curtailments taken to manage inventory levels in the current period.
Costs of products sold were comparable to Q2-23. Costs of products sold decreased compared to Q3-22 due to lower shipment volumes and lower energy and resin costs, offset in part by the strengthening of the GBP against the USD. Costs of products sold decreased compared to YTD-22 due to lower shipment volumes, lower energy and resin costs, offset in part by higher fibre costs. YTD-23 results include $6 million of incremental gains from the sale of carbon allowances, which contributed to the cost decrease compared to YTD-22.
Freight and other distribution costs generally trended with changes in shipment volumes.
Amortization was comparable to Q2-23 and Q3-22. Amortization decreased compared to YTD-22 as certain assets reached the end of their estimated useful lives.
Selling, general and administration costs were comparable to Q2-23. Selling, general and administration costs decreased compared to YTD-22 due primarily to lower variable compensation.
Operating earnings for the Europe EWP Segment decreased by $16 million compared to Q2-23, decreased by $20 million compared to Q3-22 and decreased by $108 million from YTD-22 due to the reasons explained above.
Adjusted EBITDA for the Europe EWP Segment decreased by $15 million compared to Q2-23, decreased by $20 million compared to Q3-22 and decreased by $113 million from YTD-22. The following table shows the Adjusted EBITDA variance for the period. The variances presented represent the impact of changes in price, volume and cost in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against the USD presented under Other in the Adjusted EBITDA variance table. The impact of sales of carbon allowances is also included under Other.

Adjusted EBITDA ($ millions)	Q2-23 to Q3-23	Q3-22 to Q3-23	YTD-22 to YTD-23
Adjusted EBITDA - comparative period	$19	$24	$156
Price	(11)	(34)	(101)
Volume	(6)	(2)	(25)
Changes in costs	3	12	10
Other	(1)	4	3
Adjusted EBITDA - current period	$4	$4	$43

Discussion & Analysis of Specific Items
Selling, general and administration
Selling, general and administration costs for Q3-23 were $73 million (Q2-23 - $78 million and Q3-22 - $84 million). Selling, general and administration costs for YTD-23 were $227 million (YTD-22 - $265 million).
Selling, general and administration costs were largely consistent with Q2-23. Selling, general and administration costs decreased compared to Q3-22 and YTD-22 due primarily to lower variable compensation costs, offset in part by annual salary increases.
Selling, general and administration expenses related to our operating segments are also discussed under “Discussion & Analysis of Quarterly Results by Product Segment”.
Equity-based compensation
Our equity-based compensation includes our share purchase option, phantom share unit, and deferred share unit plans (collectively, the “Plans”). Our Plans are fair valued at each period-end, and the resulting expense or recovery is recorded in equity-based compensation expense over the vesting period.
Our valuation models consider various factors, with the most significant being the change in the market value of our shares from the beginning to the end of the relevant period. The expense or recovery does not necessarily represent the value that the holders of options and units will ultimately receive.
We recorded a recovery of $4 million during Q3-23 (Q2-23 - expense of $12 million; Q3-22 - expense of $5 million) and an expense of $11 million during YTD-23 (YTD-22 - recovery of $1 million). The recovery in the current quarter reflects a decrease in the price of our common shares traded on the TSX from June 30, 2023 to September 29, 2023. The expense in the year-to-date period primarily reflects changes in the expected payout multiple on our performance share units and additional vesting of units granted.
Finance income (expense), net
Finance income (expense), net includes interest earned on short-term deposits and interest income recognized on our Canadian lumber export duty deposits.
We recorded finance income of $21 million in Q3-23 (Q2-23 - finance income of $9 million; Q3-22 - finance income of $3 million) and finance income of $37 million in YTD-23 (YTD-22 - finance expense of $7 million).
Finance income increased compared to Q2-23 due primarily to the recognition of $11 million of interest income related to the finalization of our AR4 duty rates during the current quarter.
Finance income increased compared to Q3-22 and YTD-22 due primarily to higher interest income earned on our cash equivalents, higher interest income related to export duties, including the impact of AR4 finalization in Q3-23, and higher net interest income on our defined-benefit pension plans as our overall funded position has increased.
Other income
Other income of $11 million was recorded in Q3-23 (Q2-23 - other income of $10 million; Q3-22 - other income of $12 million). Other income of $35 million was recorded in YTD-23 (YTD-22 - other income of $36 million).
Other income in Q3-23 and YTD-23 relate primarily to gains on our electricity swaps driven by increases in forward electricity prices over the remaining term of the contracts and settlement gains relating to pension annuity purchase agreements for certain retired and terminated vested employees~~.~~

Income tax
Q3-23 results include an income tax expense of $56 million, compared to a recovery of $46 million in Q2-23 and an expense of $80 million in Q3-22, resulting in an effective tax rate of 26% in the current quarter compared to 26% in Q2-23 and 27% in Q3-22.
YTD-23 income tax recovery is $11 million compared to an expense of $650 million for YTD-22, resulting in effective tax rates of 45% and 24% respectively. The effective tax rate was higher in YTD-23 as a result of recognized benefits from amended returns recognized in Q1-23 and the sensitivity of the effective tax rate at low levels of earnings before tax.
Other comprehensive earnings – translation of operations with different functional currencies
We recorded a translation loss of $21 million during Q3-23 (Q2-23 - translation gain of $15 million; Q3-22 - translation loss of $62 million) and a translation gain of $7 million during YTD-23 (YTD-22 - translation loss of $133 million).
In general, a strengthening (weakening) of the USD against the Canadian dollar, British pound sterling or Euro results in a translation loss (gain). The translation loss in the current quarter reflects a strengthening of the USD against the British pound sterling and Euro. The translation gain in the year-to-date period primarily reflects a weakening of the USD against the British pound sterling.
Other comprehensive earnings – actuarial gains/losses on retirement benefits
We recorded an after-tax actuarial gain of $30 million during Q3-23 (Q2-23 - after-tax actuarial loss of $15 million; Q3-22 - after-tax actuarial loss of $14 million) and an after-tax actuarial gain of $22 million during YTD-23 (YTD-22 - after-tax actuarial gain of $149 million).
The actuarial gain in Q3-23 and YTD-23 relate primarily to the impact of an increase in the weighted average discount rate used to calculate our plan liabilities, offset in part by lower returns on plan assets.

OUTLOOK AND OPERATIONS
Business Outlook

Markets
Several key trends that have served as positive drivers in recent years are expected to continue to support medium and longer-term demand for new home construction in North America.
The most significant uses for our North America lumber, OSB and wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium term, we expect that an aging housing stock, stabilization of inflation and interest rates and greater entrenchment of work-from-home flexibility will help to offset current headwinds from higher interest rates and historically low levels of existing home sales, spurring repair and renovation spending that supports lumber, plywood and OSB demand. Over the longer term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant source of demand growth for wood building products in North America.
The seasonally adjusted annualized rate of U.S. housing starts was 1.36 million units in September 2023, with permits issued of 1.47 million units, according to the U.S. Census Bureau. While there are near-term headwinds to new home construction, owing in large part to the upward reset in interest rates and the impact on housing affordability, unemployment remains relatively low in the U.S. and central bankers across North America have indicated that the current rate hiking cycle may be nearing an end. However, demand for new home construction and our wood building products may decline in the near term should the broader economy and employment slow or interest rates remain elevated or increase further than currently expected, impacting consumer sentiment and housing affordability.
Although we continue to experience near-term softness, we expect demand for our European products will grow over the longer term as use of OSB as an alternative to plywood grows. Further, an aging housing stock supports long-term repair and renovation spending and additional demand for our wood building products. Near-term risks, including relatively high and rising interest rates, ongoing geopolitical developments and the lagged impact of recent inflationary pressures, may cause further temporary slowing of demand for our products in Europe. Despite these risks, we are confident that we will be able to navigate through this period and capitalize on the long-term growth opportunities ahead.
Softwood lumber dispute
Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. Countervailing and antidumping duties have been in place since April 2017, and we are required to make deposits in respect of these duties. Whether and to what extent we can realize a selling price to recover the impact of duties payable will largely depend on the strength of demand for softwood lumber. The USDOC commenced Administrative Review 5 (“AR5”) in March 2023, with final rates expected in August 2024. Additional details can be found under the section “Discussion & Analysis of Quarterly Results by Product Segment - Lumber Segment - Softwood Lumber Dispute".
Operations
Anticipated shipment levels assume no significant deterioration from current market demand conditions, sufficient availability of logs within our economic return criteria, and no additional temporary, indefinite or permanent curtailments. Our operations and results could be negatively affected by increasing or elevated interest rates, softening demand, the availability of transportation, the availability of labour, disruption to the global economy resulting from the conflicts in Ukraine and the Middle East, inflationary pressures, including increases in energy prices, adverse weather conditions in our operating areas, intense competition for logs, elevated stumpage fees and production disruptions due to other uncontrollable factors.
We continue to expect total lumber shipments in 2023 will be largely similar to 2022 levels since we have not experienced in 2023 the type of severe transportation challenges faced last year, though this has been partially offset by the permanent B.C. mill curtailments announced in August 2022 and the indefinite curtailment of the Perry, Florida sawmill announced in January 2023. However, while we are reiterating our 2023 SPF shipments guidance of 2.6 to 2.8 billion board feet, market demand in the U.S. South has begun to show signs of cooling and as such we now expect 2023 SYP shipments to be at the bottom end of our 2.9 to 3.1 billion board feet guidance range. On October 1, 2023, stumpage rates increased in B.C. due to the market-based adjustments related to lumber prices; elevated fuel costs and inflationary pressures also continue to provide upward pressure to fibre costs. Given the current commodity price environment, B.C. stumpage rates are expected to increase modestly through much of Q4-23 before easing as we head into early 2024 given the recent moderation in commodity prices. In Alberta, Q4-23 stumpage rates are expected to be largely similar to Q3-23 levels, remaining relatively low as they too are closely linked to the price of lumber but with a quicker response to changing lumber prices. On balance, we expect Q4-23 log costs in the U.S. South to be similar to those costs realized in Q3-23.
In our NA EWP segment, demand has remained relatively robust and as such we are reiterating our 2023 OSB shipments guidance of 6.1 to 6.4 billion square feet (3/8-inch basis). Our modernization capital investment in Allendale, South Carolina is now effectively complete as the start-up phase of the mill, which began in late Q2-23, progresses in-line with expectations. We anticipate a ramp-up period of up to three years to meet targeted production and as such we do not anticipate the Allendale mill contributing materially to shipments in 2023. We expect our overall OSB platform to be better and lower cost with a modern Allendale facility operating, and as with all our wood products operations, demand is a key input in determining our operating schedules across our manufacturing footprint. While input costs for the NA EWP business have moderated through much of this year we expect these costs to trend upward in Q4-23.
In the Pulp & Paper segment, activities in respect of the closing conditions for the previously announced sale of Hinton pulp mill are proceeding and we now anticipate closing the transaction in early 2024. Activities in respect of the closing conditions for the sale of Quesnel River Pulp mill and Slave Lake Pulp mill are proceeding and we anticipate closing of the transaction in early 2024.
In our Europe EWP segment, we expect near-term demand weakness to continue and thus expect 2023 OSB shipments to be near the bottom end of the guidance range of 1.0 to 1.2 billion square feet (3/8-inch basis). Input costs for the Europe EWP business are expected to continue to moderate in the near-term, particularly energy costs, but remain relatively elevated.
In Q3-23, we experienced continued moderation of costs and improved availability for inputs across our supply chain, including resins, chemicals, transportation and energy, although labour availability and some capital equipment lead times remained challenging. We expect these trends to largely continue over the near term.

We will continue to regularly evaluate the factors above as well as evolving market conditions in making production decisions across the business.
Cash Flows
We continue to anticipate levels of operating cash flows and available liquidity will support our capital spending estimate for 2023. Last quarter we indicated that capital spending was expected to be near the bottom end of the $500 million to $600 million guidance range. However, based on our current outlook and owing to lengthened lead times for projects underway or planned, we anticipate that there will be a carryover of capital spending into 2024 for projects in progress, and as such we now expect to invest approximately $450 million in 20231. Our total capital budget consists of various improvement projects and maintenance expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. Expected capital expenditures1 in 2023 include nearly $100 million for the modernization of the Henderson, Texas lumber manufacturing facility, which we now expect will be ready for ramp-up starting in Q4-24, slightly later than our original expectation of Q2-24.
We expect to maintain our investment grade debt rating and intend to preserve sufficient liquidity to be able to take advantage of strategic growth opportunities that may arise.
Under our 2022 NCIB that expired February 22, 2023, we purchased 10,194,000 Common shares of the Company, which was the full purchase authorization.
On February 22, 2023, we renewed our 2023 NCIB, allowing us to acquire up to 4,063,696 Common shares for cancellation from February 27, 2023 until the expiry of the bid on February 26, 2024. As of October 24, 2023, 1,124,208 Common shares have been repurchased for cancellation, leaving 2,939,488 available to purchase at our discretion until the expiry of the 2023 NCIB.
As of October 24, 2023, we have repurchased for cancellation 40,866,002 of the Company’s Common shares since the closing of the Norbord Acquisition on February 1, 2021 through the completion of the 2021 SIB, the 2022 SIB and normal course issuer bids, equalling 75% of the shares issued in respect of the Norbord Acquisition.
We have paid a dividend in every quarter since we became a public company in 1986 and expect to continue this practice. At the latest declared quarterly dividend rate of $0.30 per share, the total anticipated cash payment of dividends in 2023 is $100 million based on the number of Common and Class B Common shares outstanding on September 29, 2023.
We will continue to consider share repurchases with excess cash, subject to regulatory approvals, if we are satisfied that this will enhance shareholder value and not compromise our financial flexibility.
1.This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

LIQUIDITY AND CAPITAL RESOURCES
Our capital structure consists of Common share equity and long-term debt, and our liquidity includes our operating facilities.

Summary of Liquidity and Debt Ratios ($ millions, except as otherwise indicated)	September 29,	December 31,
	2023	2022
Available liquidity
Cash and cash equivalents	$1,204	$1,162
Operating lines available (excluding newsprint operation)[1]	1,053	1,053
Available liquidity	$2,257	$2,215

Total debt to total capital[2]	7%	7%
Net debt to total capital[2]	(10%)	(9%)
1.Excludes demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it.

2.This is a capital management measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Available liquidity as at September 29, 2023 was $2,257 million (December 31, 2022 - $2,215 million). Available liquidity includes cash and cash equivalents, cheques issued in excess of funds on deposit, and amounts available on our operating loans, excluding the demand line of credit dedicated to our 50% jointly-owned newsprint operation.
Please refer to the “Cash Flow” section for analysis of the changes in cash and cash equivalents. Available liquidity, total debt to total capital, and net debt to total capital remained comparable to prior year and we remain well positioned with a strong balance sheet and liquidity profile.
Credit Facilities

As at September 29, 2023, our credit facilities consisted of a $1 billion committed revolving credit facility which matures July 2028, $35 million of uncommitted revolving credit facilities available to our U.S. subsidiaries, a $18 million (£15 million) credit facility dedicated to our European operations, and a $10 million (CAD$13 million) demand line of credit dedicated to our jointly‑owned newsprint operation.

As at September 29, 2023, our revolving credit facilities were undrawn (December 31, 2022 - undrawn) and the associated deferred financing costs of $2 million (December 31, 2022 - $1 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime Rate Advances, Base Rate Advances, Bankers’ Acceptances, Secured Overnight Financing Rate (“SOFR”) Advances at our option. On July 25, 2023, we amended and restated the revolving credit facilities agreement to extend its maturity to July 2028 and replaced the previous London Inter-Bank Offered Rate (“LIBOR”) option with SOFR.

In addition, we have credit facilities totalling $131 million (December 31, 2022 - $131 million) dedicated to letters of credit. Letters of credit in the amount of $42 million (December 31, 2022 - $61 million) were supported by these facilities.
All debt is unsecured except the $10 million (CAD$13 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.
Long-Term Debt
In October 2014, we issued $300 million of fixed-rate senior unsecured notes, bearing interest at 4.35% and due October 2024, pursuant to a private placement in the U.S. The notes are redeemable, in whole or in part, at our option at any time as provided in the indenture governing the notes.
In August 2017, we were advanced a $200 million 5‑year term loan that, with the July 2019 extension, matures on August 25, 2024. Interest is payable at floating rates based on Base Rate Advances or SOFR Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment. On July 25, 2023, we amended and restated the term loan agreement to extend its maturity to July 2025 and replaced the LIBOR floating rate option with SOFR.
On March 15, 2019, we entered into an interest rate swap agreement, maturing in August 2022, with a $100 million notional amount to limit our exposure to fluctuations in interest rates and fix interest rates on a portion of our 5-year term loan. On March 9, 2020, we extended the duration of our $100 million notional interest rate swap from August 2022 to August 2024, resulting in a change to the fixed interest rate on the swap from 2.47% to 1.78% through August 2024. On April 15, 2020, we entered into additional interest rate swaps for another notional amount of $100 million, resulting in a fixed interest rate of 0.51% through August 2024. These swap agreements fix the interest rate on the $200 million 5-year term loan discussed above.
During the three months ended June 30, 2023, these interest rate swaps were amended to reference 3-month SOFR (previously 3-month LIBOR) effective Q3-23. The weighted average fixed interest rate payable under the contracts is 0.91% following the amendment (previously 1.14%).

Debt Ratings
We are considered investment grade by three leading rating agencies. The ratings in the table below are as at October 24, 2023.

Agency	Rating	Outlook
DBRS	BBB	Stable
Moody’s	Baa3	Stable
Standard & Poor’s	BBB-	Stable
These ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies.
Shareholder’s Equity
Our outstanding Common share equity consists of 81,274,319 Common shares and 2,281,478 Class B Common shares for a total of 83,555,797 Common shares issued and outstanding as at October 24, 2023. As of October 24, 2023, we held 1,124,208 Common shares as treasury shares for cancellation.
The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.
Share Repurchases
Normal Course Issuer Bid
Under our 2022 NCIB that expired February 22, 2023, we repurchased for cancellation 10,194,000 Common shares of the Company, which was the full purchase authorization.
On February 22, 2023, we renewed our 2023 NCIB allowing us to acquire up to 4,063,696 Common shares for cancellation from February 27, 2023 until the expiry of the bid on February 26, 2024. For the nine months ended September 29, 2023, we repurchased for cancellation 340,000 Common shares at an average price of $72.67 under our 2023 NCIB program.
2022 Substantial Issuer Bid
On June 7, 2022, we completed a substantial issuer bid pursuant to which we repurchased for cancellation a total of 11,898,205 Common shares at a price of $95.00 per share for an aggregate purchase price of $1.13 billion.
The following table shows our purchases under our NCIB and SIB programs in 2022 and 2023:

Share repurchases (number of common shares and price per share)		Common Shares	Average Price in USD
NCIB:	January 1, 2022 to December 31, 2022	10,475,115	$82.01
2022 SIB:	June 7, 2022	11,898,205	$95.00
NCIB:	January 1, 2023 to September 29, 2023	340,000	$72.67
Share Options
As at October 24, 2023, there were 942,810 share purchase options outstanding with exercise prices ranging from CAD$40.97 to CAD$123.63 per Common share.

Cash Flow
Our cash is deployed primarily for operating purposes, interest payments, repayment of debt, investments in property, plant, equipment, acquisitions, share repurchases, and dividends. In normal business cycles and in years without a major acquisition or debt repayment, cash on hand and cash provided by operations have typically been sufficient to meet these uses.
We are exposed to commodity price changes. To manage our liquidity risk, we maintain adequate cash and cash equivalents balances and appropriate lines of credit. In addition, we regularly monitor and review both actual and forecasted cash flows. Refinancing risks are managed by extending maturities through regular renewals and refinancing when market conditions are supportive.

	Three Months Ended		Nine Months Ended
Cash Flow Statement ($ millions - cash provided by (used in))	September 29,	September 30,	September 29,	September 30,
	2023	2022	2023	2022
Cash provided by operating activities
Earnings	$159	$216	$(14)	$2,068
Adjustments
Amortization	132	140	405	441
Restructuring and impairment charges	13	—	145	13
Finance (income) expense, net	(21)	(3)	(37)	7
Foreign exchange loss (gain)	1	(9)	(2)	(21)
Export duty	(53)	(77)	(41)	(116)
Retirement benefit expense	16	24	51	71
Contributions to retirement benefit plans	(11)	(16)	(44)	(53)
Tax provision (recovery)	56	80	(11)	650
Income taxes refunded (paid)	17	(111)	3	(955)
Other	(26)	(22)	(36)	(30)
Changes in non-cash working capital
Receivables	(5)	56	(48)	(9)
Inventories	41	55	162	18
Prepaid expenses	2	16	(22)	(23)
Payables and accrued liabilities	34	84	(83)	(1)
	355	433	429	2,060
Cash used for financing activities
Repayment of lease obligations	(3)	(4)	(11)	(14)
Finance expense paid	(3)	(2)	(15)	(13)
Repurchase of Common shares for cancellation	—	(185)	—	(1,849)
Dividends paid	(25)	(27)	(75)	(74)
	(31)	(218)	(101)	(1,950)

Cash used for investing activities
Additions to capital assets	(115)	(147)	(320)	(328)
Interest received	12	5	33	8
	$(104)	$(142)	$(288)	$(320)

Change in cash and cash equivalents	$220	$73	$39	$(210)

Operating Activities
The table above shows the main components of cash flows used for or provided by operating activities for each period. The significant factors affecting the comparison to prior year were lower earnings, lower income taxes paid, and changes in working capital.
Earnings, after adjusting for non-cash items, were lower versus comparative periods due primarily to lower product pricing, offset in part by lower costs. We had a net tax refund in Q3-23 and YTD-23 due to lower installment payments in the current year and receipt of refunds relating to prior year installment payments.
Working capital decreased in Q3-23 due primarily to decreases in inventory and increases in payables and accrued liabilities. Decreases in inventory related primarily to consumption of log inventory. Log inventory is typically built up in the northern regions of North America and Europe during the winter to sustain our lumber and EWP production during the spring and summer months, when logging is curtailed due to wet and inaccessible land conditions. The increase in payables and accrued liabilities is driven primarily by accrued share repurchases payable and increases in stumpage and contractor accruals as logging was curtailed due to wet and inaccessible land conditions in Q2-23.
Working capital remained broadly consistent in YTD-23 as decreases in inventory were offset by decreases in payables and accrued liabilities and increases in receivables. Inventory decreased due primarily to lower log volumes, and to a lesser extent, lower lumber and pulp volumes. Payables and accrued liabilities decreased due primarily to decreases in accrued compensation. Receivables increased due primarily to higher pricing and shipment activity relating to NA OSB and SPF lumber at the end of Q3-23.
Financing Activities
Cash used in financing activities decreased compared to Q3-22 and YTD-22 due primarily to lower cash paid for common share repurchases. We returned $185 million and $1,849 million during the three and nine months ended September 30, 2022 respectively to our shareholders through Common shares repurchased under our NCIB and SIB programs, whereas no cash was paid for common share repurchases that took place in Q3-23 as these amounts remained in payables and accrued liabilities at period-end.
We returned a total of $25 million and $75 million during the three and nine months ended September 29, 2023 respectively to our shareholders through dividend payments, which is comparable to the same periods in 2022.
Investing Activities
Capital expenditures of $115 million in Q3-23 (Q3-22 - $147 million) and $320 million in YTD-23 (YTD-22 - $328 million) reflect our philosophy of continued reinvestment in our mills.

	Three Months Ended		Nine Months Ended
Capital Expenditures by Segment ($ millions)	September 29,	September 30,	September 29,	September 30,
	2023	2022	2023	2022
Lumber	$72	$74	$168	$132
North America EWP	27	50	93	152
Pulp & Paper	3	9	26	23
Europe EWP	12	8	25	14
Corporate	1	6	8	7
Total	$115	$147	$320	$328
Financial Instruments
Our financial instruments, their accounting classification, and associated risks are described in Note 23 to the Annual Financial Statements.

RISKS AND UNCERTAINTIES
Our business is subject to a number of risks and uncertainties. Risks and uncertainties are included in our Annual MD&A, as updated in the disclosures in our quarterly MD&A, our public filings with securities regulatory authorities, and also include additional risks and uncertainties identified in this MD&A.

CONTROLS AND PROCEDURES
West Fraser is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, each as defined in NI 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States.
Disclosure Controls and Procedures
We have designed our disclosure controls and procedures to provide reasonable assurance that information that is required to be disclosed by us in our annual filings, interim filings and other reports that we file or submit under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation. These include controls and procedures designed to ensure that information that we are required to disclose under securities legislation is accumulated and communicated to our management, including our President and Chief Executive Officer (“CEO”) and the Senior Vice-President, Finance and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS.
During the quarter ended September 29, 2023, we completed the migration of the enterprise resource planning (“ERP”) system used at our North American OSB operations to the ERP system used by our other North American operations. Although the implementation has allowed for improved standardization within the accounting function, it did not materially affect our internal control over financial reporting. There has been no change in our internal control over financial reporting during the three months ended September 29, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

DEFINITIONS, RECONCILIATIONS, AND OTHER INFORMATION
Non-GAAP and Other Specified Financial Measures
Throughout this MD&A, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), (ii) certain capital management measures, including available liquidity, total debt to capital ratio, and net debt to capital ratio (our “Capital Management Measures”), and (iii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures, Capital Management Measures, and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors to understand our operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures is provided in the tables set forth below.
Adjusted EBITDA and Adjusted EBITDA by Segment

Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other.

Adjusted EBITDA by segment is defined as operating earnings determined for each reportable segment in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: amortization, equity-based compensation, and restructuring and impairment charges.

EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure, earnings.

Quarterly Adjusted EBITDA ($ millions)	Q3-23	Q2-23	YTD-23	Q3-22	YTD-22
Earnings	$159	$(131)	$(14)	$216	$2,068
Finance expense (income), net	(21)	(9)	(37)	(3)	7
Tax provision (recovery)	56	(46)	(11)	80	650
Amortization	132	135	405	140	441
Equity-based compensation	(4)	12	11	5	(1)
Restructuring and impairment charges	13	129	145	—	13
Other expense (income)	(11)	(10)	(35)	(12)	(36)
Adjusted EBITDA	$325	$80	$464	$426	$3,142

The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider operating earnings to be the most directly comparable measure for Adjusted EBITDA by segment.

Quarterly Adjusted EBITDA by Segment ($ millions)

Q3-23	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings	$(2)	$222	$(29)	$(8)	$2	$184
Amortization	46	67	4	12	3	132
Equity-based compensation	—	—	—	—	(4)	(4)
Restructuring and impairment charges	—	—	13	—	—	13
Adjusted EBITDA by segment	$44	$289	$(12)	$4	$1	$325

Q2-23	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings	$(41)	$58	$(204)	$7	$(16)	$(196)
Amortization	44	68	8	12	3	135
Equity-based compensation	—	—	—	—	12	12
Restructuring and impairment charges	7	—	122	—	—	129
Adjusted EBITDA by segment	$10	$126	$(74)	$19	$(1)	$80

Q3-22	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings	$115	$144	$20	$12	$(10)	$281
Amortization	45	71	9	12	3	140
Equity-based compensation	—	—	—	—	5	5
Restructuring and impairment charges	—	—	—	—	—	—
Adjusted EBITDA by segment	$160	$215	$29	$24	$(2)	$426

YTD-23	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings	$(92)	$242	$(236)	$7	$(18)	$(97)
Amortization	137	204	21	36	7	405
Equity-based compensation	—	—	—	—	11	11
Restructuring and impairment charges	9	—	136	—	—	145
Adjusted EBITDA by segment	$53	$446	$(78)	$43	$(1)	$464

YTD-22	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Operating earnings	$1,270	$1,336	$(28)	$115	$(4)	$2,689
Amortization	135	232	26	41	7	441
Equity-based compensation	—	—	—	—	(1)	(1)
Restructuring and impairment charges	—	—	13	—	—	13
Adjusted EBITDA by segment	$1,405	$1,568	$11	$156	$2	$3,142
Available liquidity
Available liquidity is the sum of our cash and cash equivalents and funds available under our committed and uncommitted bank credit facilities. We believe disclosing this measure assists readers in understanding our ability to meet uses of cash resulting from contractual obligations and other commitments at a point in time.

Available Liquidity ($ millions)	September 29, 2023	December 31, 2022
Cash and cash equivalents	$1,204	$1,162
Operating lines available (excluding newsprint operation)[1]	1,053	1,053
	2,257	2,215
Cheques issued in excess of funds on deposit	—	—
Borrowings on operating lines	—	—
Available liquidity	$2,257	$2,215
1.Excludes demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it.
Total debt to total capital ratio
Total debt to total capital ratio is total debt divided by total capital, expressed as a percentage. Total capital is defined as the sum of total debt plus total equity. This calculation is defined in certain of our bank covenant agreements. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time.

The following table outlines the composition of the measure.

Total Debt to Capital ($ millions)	September 29, 2023	December 31, 2022
Debt
Operating loans	$—	$—
Current and long-term lease obligation	41	37
Current and long-term debt	500	500
Derivative liabilities[1]	—	—
Open letters of credit[1]	42	61
Total debt	583	598
Shareholders’ equity	7,535	7,619
Total capital	$8,118	$8,217
Total debt to capital	7%	7%
1.Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.
Net debt to capital ratio
Net debt to capital ratio is net debt divided by total capital, expressed as a percentage. Net debt is calculated as total debt less cash and cash equivalents, open letters of credit, and the fair value of any derivative liabilities. Total capital is defined as the sum of net debt plus total equity. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time. We believe that using net debt in the calculation is helpful because net debt represents the amount of debt obligations that are not covered by available cash and cash equivalents.
The following table outlines the composition of the measure.

Net Debt to Capital ($ millions)	September 29, 2023	December 31, 2022
Debt
Operating loans	$—	$—
Current and long-term lease obligation	41	37
Current and long-term debt	500	500
Derivative liabilities[1]	—	—
Open letters of credit[1]	42	61
Total debt	583	598
Cash and cash equivalents	(1,204)	(1,162)
Open letters of credit	(42)	(61)
Derivative liabilities	—	—
Cheques issued in excess of funds on deposit	—	—
Net debt	(663)	(625)
Shareholders’ equity	7,535	7,619
Total capital	$6,872	$6,994
Net debt to capital	(10%)	(9%)
1.Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.
Expected capital expenditures
This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for the current year based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in this MD&A.

Glossary of Key Terms

We use the following terms in this MD&A:

Term	Description
AAC	Annual allowable cut
ADD	Antidumping duty
AR	Administrative Review by the USDOC
B.C.	British Columbia
BCTMP	Bleached chemithermomechanical pulp
CAD or CAD$	Canadian dollars
CEO	President and Chief Executive Officer
CFO	Senior Vice-President, Finance and Chief Financial Officer
CGU	Cash generating unit
COSO	Committee of Sponsoring Organizations of the Treadway Commission
Crown timber	Timber harvested from lands owned by a provincial government
CVD	Countervailing duty
EDGAR	Electronic Data Gathering, Analysis and Retrieval System
ESG	Environmental, Social and Governance
EWP	Engineered wood products
GHG	Greenhouse gas
IFRS	International Financial Reporting Standards as issued by the International Accounting Standards Board
LIBOR	London Interbank Offered Rate
LVL	Laminated veneer lumber
MDF	Medium-density fibreboard
NA	North America
NA EWP	North America Engineered Wood Products
NBSK	Northern bleached softwood kraft pulp
NCIB	Normal course issuer bid
2022 NCIB	Normal course issuer bid - February 23, 2022 to February 22, 2023
2023 NCIB	Normal course issuer bid - February 27, 2023 to February 26, 2024
NI 52-109	National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings
Norbord	Norbord Inc.
Norbord Acquisition	Acquisition of Norbord completed February 1, 2021
NYSE	New York Stock Exchange
OSB	Oriented strand board
POI	Period of Investigation in respect of an USDOC administrative review
PPE	Property, plant, and equipment
Q1-23 or Q1-22	three months ended March 31, 2023 or 2022 and for balance sheet amounts as at March 31, 2023 or 2022
Q2-23 or Q2-22	three months ended June 30, 2023 or 2022 and for balance sheet amounts as at June 30, 2023 or 2022
Q3-23 or Q3-22	three months ended September 29, 2023 or September 30, 2022 and for balance sheet amounts as at September 29, 2023 or September 30, 2022
Q4-23 or Q4-22	three months ended December 31, 2023 or 2022 and for balance sheet amounts as at December 31, 2023 or 2022
SEDAR+	System for Electronic Document Analysis and Retrieval +
2021 SIB	Our substantial issuer bid completed in August 2021
2022 SIB	Our substantial issuer bid completed in June 2022

SOFR	Secured Overnight Financing Rate
SOX	Section 404 of the Sarbanes-Oxley Act
SPF	Spruce/pine/balsam fir lumber
SYP	Southern yellow pine lumber
TSX	Toronto Stock Exchange
U.K.	United Kingdom
UKP	Unbleached kraft pulp
U.S.	United States
USD or $ or US$	United States Dollars
USDOC	United States Department of Commerce
USITC	United States International Trade Commission
Forward-Looking Statements

This MD&A includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.

Forward-looking statements included in this MD&A include references to:

Discussion	Forward-Looking Statements
Our Business and Strategy	our corporate strategy and objectives to generate strong financial results through the business cycle, maintain a strong balance sheet and liquidity profile along with an investment-grade debt rating, to maintain a leading cost position and to return capital to shareholders, reinvest in operations, renewable building materials, and achieve science-based targets to achieve near-term greenhouse gas reductions across all our operations
Recent Developments – Markets
impact of interest rates and inflationary price pressures, housing demand, housing prices, unemployment rates, repair and remodelling demand, inflationary pressures on demand for lumber and OSB, expectations regarding near, medium and longer-term core demand, import trends and inflation

Recent Developments - Sale of Quesnel River Pulp mill and Slave Lake Pulp mill	satisfaction of the conditions to closing of the sale of Quesnel River Pulp mill and Slave Lake Pulp mill and the timing of closing this transaction
Recent Developments - Planned Acquisition of Spray Lake Sawmills	satisfaction of the conditions to closing of the purchase of Spray Lake Sawmills and the timing of closing this transaction
Recent Developments - Senior Leadership Transition Plan	the timing and completion of our planned senior leadership transition plan
Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute	administrative review commencement, adjustment of export duty rates, proceedings related to duty rates, and timing of finalization of AR5 and AR6 duty rates
Business Outlook – Markets
market conditions, demand for our products over the near, medium and longer term, impacts of interest rates, ongoing geopolitical conflict, inflationary pressures, including increases in energy prices, transportation constraints, timing of finalization of AR5 duty rates; ability to capitalize on long-term opportunities; and expectations as to stabilization of interest rates

Business Outlook – Operations
production levels, demand expectations, projected SPF and SYP lumber shipments, projected OSB shipments, projected pulp and paper shipments, operating costs, B.C. and Alberta stumpage rates and U.S. South log costs, the impact of inflationary pressures and availability constraints for labour, transportation, raw materials such as resins and chemicals, and energy, expectations as to availability of transportation services, the timing, costs of restart, ramp up period to target production and contribution to shipments of Allendale OSB facility, and the overall OSB platform with modern Allendale OSB facility; expectations as to moderation of log and input costs and increasing or elevated interest rates; satisfaction of the conditions to closing of the sales of the Hinton pulp mill, Quesnel River Pulp mill and Slave Lake Pulp mill and the timing of closing these transactions

Business Outlook – Cash Flows
projected cash flows from operations and available liquidity, projected capital expenditures and completion dates (including with respect to the modernization of the Henderson, Texas lumber manufacturing facility), expected results of capital expenditures, including improvements, maintenance, optimization and automation projects and projects targeted to reduce greenhouse gas emissions, maintenance of our investment grade debt rating, strategic growth opportunities, expected continuity of dividends and share repurchases

Liquidity and Capital Resources	Available liquidity

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the impact of the conflicts in Ukraine and the Middle East;
•continued increases in interest rates and inflation and sustained higher interest rates and rates of inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•risks inherent to product concentration and cyclicality;
•effects of competition for logs and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards;
•effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, the impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;
•transportation constraints may negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•various events that could disrupt operations, including natural, man-made or catastrophic events including wildfires, cyber security incidents, any state of emergency and/or evacuation orders issued by governments, and ongoing relations with employees;
•risks inherent to customer dependence;
•impact of future cross border trade rulings or agreements;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions;
•our inability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•continued governmental approvals and authorizations to access timber supply;
•changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of its suppliers and customers;

•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures;
•impact of any product liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•investigations, claims and legal, regulatory and tax proceedings covering matters which if resolved unfavourably may result in a loss to the Company;
•effects of currency exposures and exchange rate fluctuations;
•fair values of our electricity swaps may be volatile and sensitive to fluctuations in forward electricity prices;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued access to timber supply in the traditional territories of Indigenous Nations;
•our ability to continue to maintain effective internal control over financial reporting;
•satisfaction of the conditions to closing of our sales of the Hinton pulp mill, Quesnel River Pulp mill and Slave Lake Pulp mill and related timing of the closing of these transactions, including impacts to proceeds from the sale if the working capital at closing is below target;
•satisfaction of the conditions to closing of our purchase of the Spray Lake Sawmills and related timing of the closing of this transaction, including purchase price adjustments;
•our ability to effect our planned senior leadership transition plan;
•the risks and uncertainties described in the Q3-23 MD&A, our Q1-23 and Q2-23 MD&A and in our 2022 Annual MD&A; and
•other risks detailed from time to time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.
In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in our annual MD&A and this interim MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Additional Information

Additional information on West Fraser, including our Annual Information Form and other publicly filed documents, is available on the Company’s website at www.westfraser.com, on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov/edgar.shtml.

Where this MD&A includes information from third parties, we believe that such information (including information from industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third-party information and cannot assure you of its accuracy or completeness.